<u>**VIA U.S. MAIL AND FACSIMILE**</u>

May 30, 2008

Mr. C. Christopher Sprague, Esq.
Vice President and Corporate Counsel
One Corporate Drive
Shelton, Connecticut 06484

Re: **Prudential Annuities Life Assurance Corporation Variable Account B**
        ("Registrant"); Initial Registration Statement on Form N-4
         File Nos. 811-05438/ 333-150220

Dear Mr. Sprague:

        The staff has reviewed the registration statement referred to above, which the Commission received on April 11, 2008. We gave the filing full review. Unless otherwise stated, page numbers refer to the page numbers in the marked courtesy copy you provided. Item references are to the item numbers set forth in Form N-4.

PROSPECTUS

  1. **General Comments**

  (a) References to the recapture of credit amounts made to account value under certain circumstances should be deleted from the prospectus since such recapture is based on a pending exemptive application with the Commission. (These references may be included in the prospectus once an order granting the requested relief has been issued.) The Registrant may describe the pending exemptive application in the prospectus.

       As an example, please see the second and third bullet points on pg. 14. Also see pg. 109 – "What is a Medically-Related Surrender and How Do I Qualify".

  (b) All material state variations must be disclosed in the prospectus; therefore, the Registrant should revise or delete statements that may suggest otherwise. For example, the definition of "Free look" (pg. 16); the statement that "[c]ertain states may have different requirements based on applicable laws" (pg. 111); and the statement that "[c]ertain terms and conditions may differ between jurisdictions once approved" (pg. 127). In addition, following the reference to state law variations on the cover page, please represent that all material provisions of the Annuity are described in the prospectus.

(c) Please provide a clean copy of the Fees & Charges Tables as they will appear in the prospectus.

2. Front Cover Page

Since the product has a bonus feature, please disclose prominently (*e.g.* in bold) that the expenses for the contract with the bonus may be higher than expenses for a contract without a bonus and that the amount of the credit may be more than offset by the additional fees and charges associated with the bonus.

3. Introduction (pgs. 12-14) (Item 3)

(a) The Registrant should describe how the Annuity may be surrendered (and any penalties that may be assessed) or provide appropriate cross-references. In addition, include disclosure regarding the maximum load that may be assessed against any amount surrendered (or annuitized) <u>and</u> a cross-reference to the expenses section of the prospectus.

(b) Please provide a cross reference to more complete disclosure of the Free look provision provided elsewhere in the prospectus.

4. Summary of Contract Fees and Charges (pg. 22) (Item 3)

(a) With regard to the fee tables, please delete as many nonessential words from a column showing fees. Nonessential words could be moved to the left margin of a table under the appropriate charge caption. For example, with regard to the Settlement Service Charge in the table on pg. 23, the terms "qualified" and "nonqualified" can be moved under the heading "Settlement Service Charge" in the left margin of the table leaving only the 1.40% and the 1.00% in the column reflecting charges.

(b) With regard to the Optional Benefit Fees and Charges Tables, because the maximum and current charges are reflected, and the charges are assessed against different bases, the disclosure in the "Total Annual Charge" column is confusing. Registrant should consider removing the column and disclosing the basis for each charge (where feasible) on the left side of the table.

(c) With regard to the Expense Examples, (i) the credit should not be reflected in the examples, (ii) information should only be provided for 1 and 3 years because this is a new product, and (iii) the notations in the left margin setting forth the assumptions used to generate the figures should be deleted (*i.e.,* since this information repeats information set forth in the introduction to that table).

5. **Investment Options (pg 42) (Item 5)**

   (a) In the third paragraph under "Investment Options," please revise the last sentence to clarify that prospectuses are provided to investors in the sub-accounts as required by the federal securities laws.

   (b) The following disclosure was included: "These Sub-accounts may be offered to new Owners at some future date; however, at the present time, there is no intention to do so. We also reserve the right to offer or close this Sub-account to all Owners that owned the Annuity prior to the close date." Please revise or delete this disclosure, as appropriate.

   (c) In the last paragraph – there is some redundancy: "If you participate in the Optional Allocation and Rebalancing Program, you may not participate in a Dollar Cost Averaging Program or Automatic Rebalancing Program. We may modify or terminate the Optional Allocation and Rebalancing Program at any time. You may not participate in the Automatic Rebalancing Program or Dollar Cost Averaging Program described in the "Managing Your Account Value" section of this prospectus if you use the Optional Allocation and Rebalancing Program." Please consider revising the disclosure.

   (d) **"What are the Fixed Allocations?" (pg. 67)** – Please define the term "Strips" or provide an appropriate cross-reference.

6. **Managing Your Annuity, "May I Return My Annuity if I Change My Mind" (pgs. 81/82)** – Please revise the last sentence on pg. 81 (which continues on pg. 82) to state in effect that: "Where required by law, we will return your Purchase Payment(s) if they are greater than your current Account Value."

7. **"May I Make Additional Purchase Payments?" (pg. 82)** – Please disclose those states that do not allow additional purchase payments.

8. **Managing Your Account Value, *Additional Purchase Payment in Annuity Year 6"* (pg. 89)** – After the first paragraph, there should be another subcaption to separate the recapture discussion regarding the XTra Credits. In addition, the paragraph that includes the bullet points should be deleted and replaced with the discussion regarding the pending exemptive application. (See comment 1(a) above.)

9. Pg. 90 – Please revise the following statement as appropriate: (iii) do not count any transfer that solely involves transfer that involves one of our systematic programs, such as asset allocation and automated withdrawals."

10. **"Guaranteed Return Option Plus 2008 (Gro Plus 2008) (pg. 129)** – With respect to the right to increase the charge for GRO Plus 2008 if the charge for new elections of the benefit has increased, please disclose that any increases in charges will not exceed the maximum charges set forth in the fee tables.

11. **"Key Feature – Allocation of Account Value" (pg. 137)** – In the first sentence, there is a reference to a formula set forth in the schedule supplement to the rider. This information needs to be reflected in an appendix to the prospectus. (If it is already included in one of the appendices to the prospectus, the Registrant should provide the appropriate cross-reference.)

12. **"Other Important Considerations", fourth bullet (pg. 146)** – Any asset allocation model that the Registrant reserves the right to use should be described in the prospectus.

13. **"Other Important Considerations", last bullet (pg. 153; continuing on top of pg. 154)** – If Registrant is reserving the right to limit subsequent Purchase Payments, it should set forth the specific parameters under which the limitations would occur.

14. **"Election of and Designations under the Program", first paragraph (pg. 183)** – Any eligibility rules and restrictions should be specified in the prospectus.

15. **Pg. 247, 2nd bullet (top of the page)** – Clarify that any emergency that exists has to be as determined by the Commission. (Section 22(e) of the Investment Company Act of 1940)

16. **General Information, (pg. 269)** – There does not appear to be disclosure regarding the "date and form of organization of the depositor and the name of the state or other jurisdiction under whose law it is organized." See Item 5(a)(ii).

Statement of Additional Information (page references are to Edgar copy)

17. The name of the Registrant should be on the cover page of the SAI.

18. For Prudential Annuities, Inc. (p.2) – Please indicate the nature of business for this entity unless disclosed elsewhere in the SAI. See Item 17(c).

19. Please indicate where disclosure responsive to Item 20(d) is provided. Provide additional disclosure as necessary.

Part C

20. Include actual agreements as opposed to "form of" agreements. If an actual agreement is not yet available indicate that it will filed by subsequent amendment.

21. Please clarify documents that are being incorporated by reference. Provide appropriate file numbers as well as the exhibit numbers as they are indicated in the filing to which the Registrant is incorporating by reference. Also, revise the letter scheme with regards to Item 24 as appropriate.

22. With regard to the following undertaking: "…(d) … ("Depositor") hereby represents that the fees and charges deducted under the contracts described in this Registration Statement are in the aggregate reasonable in relation to the services rendered, the expenses incurred and the risks assumed by Prudential Annuities Life Assurance Corporation under the respective facts and circumstances." Please delete the underlined text.

23. With regard to the Legal Opinion, please explain the basis for incorporating by reference to an older opinion versus filing a new opinion.

24. Miscellaneous – Any exhibits, financial statements, and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant is in possession of all facts relating to the Registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments have been addressed. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After our comments have been addressed, the Registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, please call the undersigned at (202) 551-6758 or Sally Samuel at (202) 551-6922. Additionally, copies of documents or letters filed on EDGAR may be transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Michelle Roberts
Staff Attorney
Office of Insurance Product